June 8, 2012

John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	BlackRock Preferred Partners LLC
File Nos. 333-173601 & 811-22550

Dear Mr. Ganley:

On behalf of BlackRock Preferred Partners LLC (the "Fund"), transmitted herewith please find Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, which is being filed pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder. Post-Effective Amendment No. 1 is being filed under Section 8(c) of the Securities Act, consistent with the registration statement amendment procedure used by other similarly situated continuously offered closed-end investment companies. The Fund intends to request acceleration of the effectiveness of Post-Effective Amendment No. 1 such that Post-Effective Amendment No.1 will become effective by the close of business on July 25, 2012.

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If you have any questions or require any further information with respect to Post-Effective Amendment No. 1, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/Kenneth E. Burdon

Kenneth E. Burdon